Mail Stop 3561

May 11, 2009

Lee A. Kennedy
President and Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re: Fidelity National Information Services, Inc.**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009 and March 10, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 6, 2009**
> **File No. 1-16427**

Dear Mr. Kennedy:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director